Filed by Atlantic Power Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capital Power Income L.P.

Atlantic Power Corporation’s Commission File No: 001-34691

On June 20, 2011, Capital Power Corporation issued the following press release:

Capital Power Corporation

5th Floor, TD Tower, 10088 - 102 Avenue

Edmonton, AB  T5J 2Z1

For release at	5:35 a.m. MDT, June 20, 2011

Capital Power confirms strategic direction

•                  Enters into agreements to acquire two North Carolina power plants, divest interests in Capital Power Income LP, and acquire the 150-megawatt Halkirk wind project in Alberta

•                  Affirms long term business and financial strategies, and updates financial, technology and geographic criteria to reflect recent acquisitions and emerging opportunities

EDMONTON, Alberta — Capital Power Corporation (TSX: CPX) (CPC or the Company) and Capital Power L.P. (CPLP and, together with CPC, Capital Power), the legal entity that indirectly holds substantially all of CPC’s assets, announced today that Capital Power Income L.P. (TSX: CPA.UN) (CPILP) and Atlantic Power Corporation (TSX: ATP, NYSE: AT) (Atlantic) have entered into an arrangement agreement (the Agreement) pursuant to which Atlantic will acquire, directly and indirectly, all of the outstanding limited partnership units of CPILP, including Capital Power’s approximately 29% ownership interest in CPILP. In connection with the Agreement, Capital Power will acquire CPILP’s Roxboro and Southport plants in North Carolina (the “North Carolina Assets”). The announcement follows the completion of a strategic review process announced by CPILP and CPC in October 2010. Atlantic will acquire CPILP and its remaining 18 facilities outside of North Carolina.

The Agreement details, including required approvals and other closing conditions, are described in a joint news release issued earlier today by Atlantic and CPILP. If the closing conditions are met, the transactions are expected to close in the fourth quarter of 2011, at which time Capital Power and its subsidiaries will cease to manage CPILP. The proposed transactions are supported by the Independent Directors of CPILP and the Boards of CPC and Atlantic.

Upon closing, Capital Power will receive about $320.3 million in combined consideration for its approximately 29% ownership interest in CPILP, and $10 million for terminating certain management and operations agreements between CPILP or its subsidiaries and certain subsidiaries of Capital Power. The consideration will include cash, stock in Atlantic and the North Carolina Assets, which the Agreement values at approximately $121 million.

“The outcome from the strategic review process is beneficial for Capital Power shareholders and the hundreds of Capital Power employees who will be moving over to Atlantic,” said Capital Power President & CEO Brian Vaasjo. “The transactions are aligned with the interests of CPILP unitholders and Atlantic shareholders, and create the opportunity for Capital Power to focus on its own strategic direction. We plan to redeploy capital from our investment in CPILP into investments in assets which are wholly-owned by Capital Power and consistent with our strategy.”

Acquisition of Roxboro and Southport

Joining Capital Power’s fleet in the transactions are CPILP’s Southport and Roxboro facilities in North Carolina. An $87 million enhancement project was recently completed at the multi-fuel facilities, reducing environmental emissions and improving economic performance. With their current fuel mix, the operations produce up to 134 megawatts (MW) of power, and have a nameplate capacity of 155 MW.

Southport and Roxboro are expected to be under long-term contract with Progress Energy to 2021. Capital Power expects the earnings from the plants to be neutral to earnings per share (EPS) over the first five years and to meet CPC’s target return for contracted assets.

Acquisition of Halkirk Wind Project

Capital Power has also entered into an agreement, through CPLP, to acquire 100% of Halkirk I Wind Project LP and Halkirk I Wind Project Ltd. from Greengate Power Corporation (Greengate). Capital Power will build, own and operate the 150-MW Halkirk Wind Project (Halkirk or the Project) located in east central Alberta. Commercial operation is expected in the last half of 2012. All approvals and permits from the Alberta Utilities Commission and Alberta Environment are in place for the facility.

The total cost of the Project, including acquisition costs, is approximately $357 million. The Project is expected to generate an after-tax unlevered return of about 10 to 11% (including tax benefit) and be, on average, neutral to annual EPS over the first five years of operations.

Halkirk will earn revenues from the sale of energy into the Alberta spot market, and from the sale of Renewable Energy Credits (RECs) to Pacific Gas and Electric under a 20-year fixed-price agreement. Approximately 40% to 45% of Halkirk’s revenue is expected to come from the sale of RECs.

“Halkirk meets our strategic goals of sustaining our balance of contracted and merchant assets, employing proven power generation technology that we have experience with, meeting or exceeding our target rate of return, and growing in our target markets,” said Senior Vice President Commercial Services, Bryan DeNeve.  “Halkirk is a hybrid opportunity that combines a base of contracted revenue from a creditworthy counterparty with the upside of Alberta’s merchant power market.”

The Project will incorporate 83 model V90-1.8 MW turbines provided by Vestas Canadian Wind Technology Inc., the same technology to be used at Capital Power’s Quality Wind project in British Columbia and the Port Dover & Nanticoke project in Ontario. Upon completion of these three projects, Capital Power will operate about 440 MW of geographically diversified wind generation.

Affirmation of Capital Power’s Strategy

Capital Power’s management and Board of Directors recently completed their annual review of the Company’s strategy and long-term plan.

“Our review confirmed that Capital Power’s strategy and long-term plan will remain unchanged,” Mr. Vaasjo said. “We are continuing to pursue our target of 10,000 MW by 2020, with a disciplined financial strategy designed to maintain access to cost-competitive capital throughout the business cycle. Capital Power remains committed to maintaining its investment-grade credit rating, delivering stable dividends, balancing growth between contracted and merchant opportunities, and continuing to achieve strong operating availability at its facilities.”

To support the strategy, the Company applies geographic, technology and financial criteria to development and acquisition opportunities. These criteria are designed to achieve disciplined growth, resulting in networked hubs of assets in target regions that create opportunities to capture economies of scale, realize value from portfolio optimization, and build internal expertise.

“In our first two years we have had great success,” Mr. Vaasjo continued. “Nearly 2,200 MW of power generation has been added to the fleet or is currently in advanced development. These additions have been consistent with our criteria: focused in our target markets, meeting or exceeding our targeted returns, delivering a strong base of contracted cash flows balanced with merchant opportunities, and reflecting our technology focus.”

“Based on the success of Capital Power’s recent acquisitions, the planned divestiture of CPILP, and our assessment of our emerging opportunities, we are updating the financial, geographic and technology criteria used to evaluate Capital Power’s growth opportunities,” Mr. Vaasjo stated. “The updated criteria are designed to ensure that our growth remains focused and disciplined, and reflects the competitive landscape for market opportunities.”

Financial Criteria

Capital Power’s financial criteria have been refined to ensure continued balance between growth from contracted and merchant opportunities.

The Company’s target returns and accretion targets for merchant opportunities are unchanged. The financial criteria for contracted assets have been slightly modified, with the target return moving from 9% to 8%.

“The updated financial criteria reflect a more competitive return target for contracted assets, capital market trends, and a more appropriate spread between the merchant and contracted target returns,” said Senior Vice President and CFO Stuart Lee.  “The balancing of merchant and contracted growth opportunities ensures that overall growth continues to be accretive to earnings per share and shareholder value.”

Technology Focus

The planned divestiture of CPILP will effectively focus Capital Power’s portfolio on coal, natural gas and wind technologies, with future growth primarily coming from merchant and contracted natural gas facilities and contracted renewables.

Capital Power plans to further tighten its technology focus by divesting its interest in three small hydro facilities before the end of 2011. The Company will no longer pursue growth opportunities in biomass or hydro. However, given emerging opportunities in the Company’s target markets, Capital Power will now explore solar development and acquisition projects.

Geographic Focus

Capital Power is modestly adapting its geographic focus to reflect recent acquisitions and emerging opportunities. The Company will continue to develop networked hubs of assets in its three U.S. target markets and Alberta, and add contracted assets within its existing footprint.

In the near term, in the Mid-Atlantic and U.S. South West markets the Company now expects to pursue only contracted opportunities. In the U.S. North East, where the foundation of a networked hub of assets has been established through recent acquisitions, merchant and contracted opportunities will continue to be considered,

The footprint for contracted opportunities will also be modestly expanded to include monitoring for contracted wind and natural gas opportunities in the Pacific North West and Saskatchewan, two regions familiar to the Company. The continued development of contracted opportunities will create further capacity for merchant growth in the Company’s target markets.

“The affirmation of Capital Power’s strategy, and the updates to our development and acquisition criteria, will modestly expand the scope of opportunities for contracted assets while optimizing our merchant asset growth,” Mr. Vaasjo concluded.

Forward-looking Information

Certain information in this news release is forward-looking within the meaning of Canadian securities laws as it relates to anticipated financial performance, events or strategies. When used in this context, words such as will, anticipate, believe, plan, intend, target, and expect or similar words suggest future outcomes.  Forward-looking information in this news release includes, among other things, information relating to: (i) expectations that the divestiture of Capital Power’s interest in CPILP (the “Sale”) and the acquisition by Capital Power of CPILP’s Roxboro and Southport plants in North Carolina (the “Acquisition”) will close in the fourth quarter of 2011; (ii) expectations regarding the consideration received by Capital Power pursuant to the Agreement; (iii) expectations that proceeds of the Sale will be used to fund CPC’s growth; (iv) expectations that the Southport and Roxboro power plants will be under long-term contract with Progress Energy to 2021; (v) expectations that the earnings from the Southport and Roxboro plants will be neutral to earnings per share over the first five years and meet CPC’s target return for contracted assets; (vi) expectations regarding the timing of commercial operation of the Halkirk Wind Project; (vii) expectations regarding the after-tax unlevered rate of return of the Halkirk Wind Project and its impact on earnings per share; (viii) expectations regarding the Halkirk Wind Project’s sources of revenue (including expectations regarding the sale of Renewable Energy Credits); (ix) expectations regarding the combined capacity of the Halkirk Wind Project, Quality Wind project and Port Dover & Nanticoke project; (x) expectations that the Company will meet its target of 10,000 MW of generation capacity by 2020; (xi) expectations that growth will continue to be accretive to earnings per share and shareholder value; (xii) expectations that future growth will come primarily from natural gas and contracted renewables; (xiii) expectations regarding the Company’s divestiture of its small hydro plants and the timing thereof; (xiv) expectations related to investment, or non-investment, by Capital Power in hydro, biomass or solar projects; (xv) expectations regarding the development of networked hubs in the Company’s target markets, and the acquisition or development of new assets in the U.S. North East; (xvi) expectations that Capital Power will pursue only contracted assets in the U.S. South West and Mid-Atlantic markets, in the near term, and in the Pacific Northwest and Saskatchewan; (xvii) expectations regarding the creation of additional capacity for merchant growth as a result of the development of contracted opportunities; (xviii) expectations that the Company’s strategy and updated development and acquisition criteria will result in an expanded scope of opportunities for contracted assets and optimize merchant asset growth.

These statements are based on certain assumptions and analyses made by Capital Power in light of its experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate. The material factors and assumptions used to develop these forward-looking statements include, but are not limited to: (i) the operation of the Capital Power’s facilities; (ii) power plant availability and dispatch, including Sundance which is subject to an acquired PPA; (iii) Capital Power’s financial position and credit facilities and sources of funding; (iv) Capital Power’s assessment of commodity and power markets, including power prices for 2011; (v) Capital Power’s assessment of the markets and regulatory environments in which it operates; (vi) weather; (vii) availability and cost of labour and management resources; (viii) performance of contractors and suppliers; (ix) availability and cost of financing; (x) foreign exchange rates; (xi) management’s analysis of applicable tax legislation; (xii) currently applicable and proposed tax laws will not change and will be implemented; (xiii) currently applicable and proposed environmental regulations will be implemented; (xiv) counterparties will perform their obligations; (xv) renewal and terms of PPAs; (xvi) ability to successfully integrate and realize benefits of its acquisitions, including the acquisition of the North Carolina assets and the Halkirk Wind Project; (xvii) ability to implement strategic initiatives which will yield the expected benefits; (xviii) ability to obtain necessary regulatory approvals for development projects; (xix) the Company’s assessment of capital markets, common share ownership distribution, and ability to complete future share and debt offerings; (xx) locations of projects and the areas of which they will be developed, including the availability and use of certain optioned lands; (xxi) costs of construction and development; (xxii) current risk management strategies including hedges will be in place; and (xxiii) the receipt of all required regulatory approvals and the satisfaction of all other conditions precedent to the closing of the Sale and Acquisition.

Whether actual results, performance or achievements will conform to Capital Power’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results and experience to differ materially from Capital Power’s expectations. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to: (i) operation of Capital Power’s facilities; (ii) power plant availability and performance, including unplanned plant outages at facilities of other market participants; (iii) unanticipated maintenance and other expenditures; (iv) availability and price of energy commodities; (v) electricity load settlement; (vi) regulatory and government decisions including changes to environmental, financial reporting and tax legislation; (vii) weather and economic conditions; (viii) competitive pressures; (ix) construction; (x) availability and cost of financing; (xi) foreign exchange; (xii) availability and cost of labour, equipment and management resources; (xiii) performance of counterparties, partners, contractors and suppliers in fulfilling their obligations to Capital Power; (xiv) developments in the North American capital markets; (xv) compliance with financial covenants; (xvi) ability to successfully realize the benefits of acquisitions and investments; (xvii) the tax attributes of and implications of any acquisitions; (xviii) ability to secure new contracts and terms of such contracts; (xix) the failure to receive any required regulatory approvals in connection with the Sale or the Acquisition or the failure to satisfy any other condition to the Sale or the Acquisition; and (xx) the failure of Capital Power to realize expected benefits from the Sale and Acquisition.  If any such risks actually occur, they could materially adversely affect Capital Power’s business, financial condition or results of operations. In that case the trading price of the Company’s common shares could decline, perhaps materially.

Readers are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations, and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Capital Power does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in Capital Power’s expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

About Capital Power Corporation

Capital Power is a growth-oriented North American independent power producer, building on more than a century of innovation and reliable performance. The Company’s vision is to be recognized as one of North America’s most respected, reliable and competitive power generators. Headquartered in Edmonton, Alberta, Capital Power has interests in 34 facilities in Canada and the U.S. totaling nearly 4,900 megawatts of generation capacity, plus 645 MW under construction or in development. Capital Power also owns 371 MW of capacity through Power Purchase Arrangements in Alberta.

For more information, please contact:

Media Relations:	Investor Relations:
Mike Long	Randy Mah
(780) 392-5207	(780) 392-5305 or (866) 896-4636 (toll-free)
mlong@capitalpower.com	investor@capitalpower.com

Additional Information

In connection with the proposed transaction, Atlantic Power Corporation (“Atlantic Power”) plans to file with a registration statement on Form S-4 with the United States Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/management circular of Atlantic Power and Capital Power Income L.P. (“CPILP”) that will also constitute a prospectus of Atlantic Power. Atlantic Power and CPILP will mail the joint proxy statement/prospectus to their respective stock and unitholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Atlantic Power and CPILP, free of charge, at the website maintained by the SEC at www.sec.gov at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com or at Atlantic Power’s website, www.atlanticpower.com, by writing Atlantic Power at the following: Atlantic Power Corporation, 200 Clarendon Street, Floor 25, Boston, Massachusetts 02116, or telephoning Atlantic Power at (617) 977-2400.

The respective directors and executive officers of Atlantic Power and CPILP, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Atlantic Powers’ directors and executive officers is available in its definitive proxy statement filed with the SEC on May 2, 2011, and information regarding CPILP’s directors and executive officers is available in its Annual Information Form filed on March 11, 2011 at www.sedar.com. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and CSA when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.